Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08000254

Our reference BB/jcd
Date January 3, 2008

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode December 2007 and the Pricing Supplements of December 2007 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobànk Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
JAN 2 2 2008
THOMSON
FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

Rabobank

Rabobank in business

Bank Sarasin to open a new subsidiary in Bahrain

20-12-2007 | Other news

Bank Sarasin plans to set up a new subsidiary in Bahrain following an agreement it has signed with joint venture partner Sheikh Mohammed Youssef El-Khereiji. The new subsidiary is due to open for business in 2008 under the name Bank Sarasin (Bahrain) B.S.C.(c), subject to the relevant regulatory approvals being obtained. This latest move clearly demonstrates Bank Sarasin's commitment to the Middle East, where it has already had a presence in Dubai since 2005.

Strong regional partner
Bank Sarasin (Bahrain) offers clients a range of tailor-made and innovative solutions in all aspects of private banking. The new subsidiary will cater especially for family offices, entrepreneurs and institutional clients.
The joint venture will draw on the combination of Bank Sarasin's premium products and investment solutions with its partner's strong network of local contacts. The El-Khereiji Group is a highly respected multinational conglomerate with origins in the Middle East and expansion worldwide with interests in the financial, retail, manufacturing, hotel, leisure, and service sectors.

El Khereiji is present in Europe with a financial service Group based in Geneva, GIM SA, as well as significant hotel interests, including a Joint Venture interest with Marriott International, and through Sage Capital Management Group in Bahrain has raised significant funds for infrastructure development in all regions of the Middle East.
This unique partnership will provide Bank Sarasin with a strong positioning and an attractive offering in the local market.
Eric G. Sarasin will be Chairman of Bank Sarasin (Bahrain).
Christian Maurer, who knows both the country and the Arab region extremely well, will be CEO of the new subsidiary in Bahrain.

Consistent growth strategy
During the first half of 2007 Bank Sarasin has implemented various growth initiatives in its different target markets and has further increased the focus on its core expertise as a private bank. This latest step is therefore a logical and sound extension of the bank's ongoing growth strategy. The new market presence in Bahrain enables Bank Sarasin to expand and further strengthen its position in the Middle East.
The Kingdom of Bahrain has one of the fastest growing economies in the Arab world and offers enormous growth potential.

Bahrain: Exploiting competitive advantages
"The Bahrain joint venture with Sheikh Mohammed Youssef El-Khereiji is an excellent platform for the Sarasin Group to establish a foothold in the attractive growth region of Bahrain and to achieve our ambitious growth targets", comments Joachim H. Straehle, CEO of Bank Sarasin & Co. Ltd.
"We are very excited about this joint venture and are confident that the coming together of the Sarasin Group and the El-Khereiji Group will further contribute to our successful development in the Middle East".

Sarasin Media Release in pdf

Rabobank

Rabobank in business

Rabobank becomes main sponsor of Floriade 2012

7-12-2007 | Other news

Rabobank is to sign a € 6 million contract to become founder (main sponsor) of Floriade World Horticulture Fair 2012. Today Rabobank Director Rob ten Heggeler, Paul Beck and Bert Stek, on behalf of Venlo Region Floriade 2012, signed a letter of intent on the close collaboration between the two parties starting from 1 January 2008.

"One could say that it's self-evident for us to be involved as founder in Floriade," Rob ten Heggeler said in Venlo. "But this time around it is much more than that. First and foremost, our business expectations are very high. And there is the added incentive of the plan to give Floriade 2012 an extensive sustainable character."

Ten Heggeler: "The plan of the Floriade organisation to realise the project with an express focus on sustainability was an added incentive for us to be founder. This also generates support for the mutual intentions of both of us in this area."

Venlo Region Floriade 2012 Director Paul Beck is especially delighted with Rabobank as the first founder of Floriade 2012.
"With it, a tradition is maintained in the sustainable relationship between Floriade and Rabobank. The key international role played by Rabobank in the agricultural and food field is a perfect match with the objective of Floriade 2012 to put horticulture on the international map." Mr. Beck looks forward with confidence to the close collaboration in the future.

Floriade 2012 will take place in Venlo in the Netherlands and carries "Living Nature" as a central theme.
Starting from the notion that horticulture is a defining factor for the quality of live, the Floriade park will contain 5 thematic 'fields':

Relax & Heal – The importance of horticulture for a healthy life.

Green Engine – Horticulture as an economic engine and supplier of green energy.

Education & Innovation – The interplay between horticulture on the one hand, and education and innovation on the other.

Environment – The importance of a sustainable society and of a green (working) environment and gardens for our wellbeing.

World Show Stage – Horticulture as a source of inspiration for art, culture and entertainment.

Floriade 2012 will take place on the site of the future GreenPark Venlo. GreenPark Venlo will be an innovative and distinctive greenfield business park.

Rabobank

Rabobank in business

Sustainable development is the key challenge facing Europe

6-12-2007 | Press Release

European issues demand European solutions. The ageing population, the lack of innovation and sustainable development and the increasingly greater dependence on foreign energy are challenges that transcend individual European countries. This consequently demands a European approach and makes further integration of the EU unavoidable in order to find sustainable solutions for these European issues. This statement was made today by Bert Heemskerk, Chairman of the Executive Board of Rabobank, at the presentation of Outlook 2008, the annual publication of the bank's economic research department. In the related theme edition Europe – On the road to ever closer union, Rabobank reveals that European integration has not yet reached its limits.

'Making the transition to the sustainable development of resources such as energy is one of the major European challenges of our day. It is a development that presents huge opportunities for the Netherlands. We have the chance to take the lead in developing a wide range of initiatives that are leading for Europe. Rabobank also does its part to contribute to this process. For example, we have already developed unique financing constructions for wind farms in the Netherlands and Spain. Plus we have developed a credit card with a climate function and a climate mortgage. We have also joined forces with Robeco and SAM to introduce clean tech funds to the market. And we have carried out all these activities of our own volition.
It is a shame that the Dutch Government, which always has so much to say about Europe, provides the business community with such limited support. This is all the more striking when one considers that it is precisely the Dutch small- and medium-sized enterprise sector that has the potential to play an innovative role in this process. And universities and colleges can likewise play a vital role, providing that the government provides these institutions with generous support and does not keep turning off the money faucet at will. This is penny wise, but pound foolish. The current approach repeatedly thwarts beneficial developments and sustainable investments that could both help Europe move forward and be good for the Dutch economy,' says Heemskerk.

European issues . . .
Despite everything that Europe has achieved in the past fifty years, there are still lingering doubts concerning the future of the EU. This uncertainty reached a low point in 2005 when Dutch and French citizens voted 'no' to the European constitution. Regardless of the current sentiment regarding the EU, the process of European integration will continue unabated. This is because European countries share three common issues that demand collective solutions.

1. Ageing population: This is an issue that affects all European countries. The exodus of retirees from the workforce will create a shortage of more than 50 million workers in 2050.

2. Knowledge economy: Europe is lagging far behind the U.S. in this area. The U.S. economy has faster technological development, dominates the league table of top universities and has a more highly educated population. This is due in part to the fact that the U.S. spends 1.5 times as much on Research and Development and invests twice as much in universities when measured as a percentage of GDP. What's more, well-educated foreigners would rather move to the U.S. than to Europe.

Rabobank

3. Dependence on foreign energy: Europe will be forced to import more and more fossil fuels from fewer and fewer countries, which are often also located in instable regions. For example, virtually all oil and 80% of the required natural gas will have to be imported in 2030. This situation will be further intensified by the fact that large emerging economies such as China and India will also compete for these sources of energy. The demand for oil in China and India will surge by 160% and 124% respectively.

. . . demand European solutions

The ageing population and the lack of highly educated citizens both demand measures including a European immigration policy that involves a so-called 'Blue Card'. This is imperative because talented foreigners will only opt for Europe if the EU successfully unites to form one single attractive destination for international professionals.

In order to further crystallise the knowledge economy, the EU must invest more funds in the best research initiatives and universities in the whole of Europe, regardless of in which European country they are located. After all, Europe benefits as a whole from the new knowledge that this investment will generate. The European services sector must also be more exposed to competition, which will in turn create an incentive for innovation.

One single EU energy policy is needed in order to safeguard European energy supplies. A major stride forward has already been made with the introduction of the European environmental policy that requires member states to reduce their energy consumption and make the transition to more sustainable sources of energy. Fossil fuels will, however, unfortunately continue to constitute a considerable proportion of future energy consumption. It will be difficult in the future for individual European countries to compete with the U.S., China and India for increasingly scarcer fuels unless they unite and speak with one voice.

For more information:

Outlook 2008 and the theme publication 'Europe – On the road to ever closer union' can be downloaded on www.rabobankvisie.com

For questions:
Rabobank Group, Press Information Office,
Roelina Bolding, tel. 030 216 43 04 or e-mail: r.bolding@rn.rabobank.nl

Rabobank

Rabobank in business

Economic growth will level off somewhat in 2008, but will remain high

6-12-2007 | Press Release

While economic growth will be slightly lower in 2008, the economic outlook for the Netherlands remains favourable for the year ahead. This statement was made today by Bert Heemskerk, Chairman of the Executive Board of Rabobank, at the presentation of Outlook 2008. 'There are, however, a few points of attention. The financial crisis is not over yet. The U.S. will, in particular, have to bite the bullet. The lower growth rate in the U.S. that will ensue in part from this crisis and the high euro combined with tighter bank lending will all contribute to a slight decrease in economic growth in the Netherlands as well in 2008,' says the Chairman of the Executive Board. 'But the Netherlands will still continue to achieve strong growth, with our economists estimating that the Dutch economy will grow by 2¾% in the year ahead. This is considerably greater than the forecasted growth for the rest of Europe.'

The year ahead will not bring a sharp fall in economic growth in the Netherlands. This is because economic growth is broadly supported in the Netherlands. Exports, business investments and consumer spending will all contribute to growth. Heemskerk does, however, believe that the Netherlands will be faced with a number of budgetary risks. For example, spending on healthcare rose dramatically in the third quarter of 2007. And while this sharp increase was compensated by unexpectedly high returns on natural gas due to the surging oil price, there are no guarantees that natural gas revenues will continue to provide a counterbalance in the future. After all, the Netherlands' natural gas reserves are finite.

International
The financial markets have undergone a turbulent period in recent months as the crisis in the U.S. sub-prime mortgage market has blown over to other markets. The U.S. economy will certainly feel the effects of this crisis with growth in the U.S. falling below trend at 2.0%. Many U.S. households are encountering payment problems and this is placing consumer spending under pressure. This could in turn lead to a decrease in investment incentives within the business community. In view of the Fed's attitude and the recent interest rate decreases, it seems feasible that the U.S. economy will be able to make a soft landing and avoid a real recession.

Heemskerk believes that the outlook is somewhat better for the Eurozone. The German VAT hike has now been processed by the market, the labour market is in good condition and wages are expected to rise more sharply in the year ahead. Economic growth at 2.0% will nonetheless be somewhat lower in 2008 than in 2007 (2.6%) and will also be below the long-term average (2.25%). This is because recent market turbulence, the banks' more cautious approach to lending and the high euro will have an effect on the growth in investments and exports in Europe. Higher raw material prices will also place company profits under pressure. The fact that the global economy still continues to grow at a rapid pace (4.5% in 2008) due to the increasing integration of emerging markets in general and China in particular provides some compensation for disappointing developments in the U.S. and the European continent.

Focus on labour
Rabobank has devoted special attention to the labour market in Outlook 2008. Tensions in the labour market are anticipated to increase further next year. Unemployment continues to fall and it appears that it may even reach its lowest

Rabobank

point in 25 years within the foreseeable future. And the highest level of the previous economic cycle has already been surpassed with a current total of 236,000 open vacancies. The ageing population will also lead to increased tension in the labour market, particularly among the highly educated segment of the workforce. The shortage of trained labour is a multifaceted phenomenon that must consequently be tackled from a number of fronts. For example, labour migration will be necessary in view of the fact that it will be difficult to attract more Dutch citizens to the labour market due to the already high labour participation rate.

It is also crucial that the quality of the labour supply be improved. This process must begin with improving the quality of education in general and the quality of educators in particular. This is critical because the development of the education level of the Dutch population lags seriously behind the rest of Europe. In addition, far too many labour market entrants still do not have the required starting qualification. The prospects for these young people are not good because they are not attractive to employers. It is furthermore crucially important to make labour flexible: flexible working hours (telework), flexible wages (more performance-based) and ongoing investment in knowledge and skills throughout employees' careers. The Chairman of the Executive Board says that the realisation of this flexibility would largely eliminate the need for a debate regarding relaxing the right of dismissal."

For more information:
Outlook 2008 can be downloaded on www.rabobankvisie.com and on www.rabobankgroep.nl/kennisbank

For questions: Rabobank Group Press Information Office
Roelina Bolding, tel. 030 216 43 04 or e-mail: r.bolding@rn.rabobank.nl

Rabobank

Rabobank in business

Rabobank announces that it has agreed a plan to take assets of Structured Investment Vehicle Tango Finance onto its balance sheet

6-12-2007 | Press Release

Rabobank has today announced that it has agreed a plan which, on full implementation, would result in the Dutch bank taking the remaining assets of Tango Finance Limited (Tango), a Structured Investment Vehicle (SIV) that it sponsors, onto its balance sheet.

Tango, in common with all SIVs, has faced funding challenges in recent months. Despite market conditions, it has funded itself successfully until late January 2008 through a combination of asset sales, repo transactions and allowing income note investors to redeem income notes in exchange for buying portfolios of assets. As a result, Tango now has €5.2 billion in cash assets, down from €9.7 billion in July. The Tango portfolio is high quality with only minimal exposure to Collateralised Debt Obligations of Asset Backed Securities (CDOs of ABS) and US sub-prime mortgages.

Rabobank believes there is no immediate prospect of the funding situation for SIVs improving in 2008. To prevent a potential fire sale of high quality assets, the bank has announced that it is prepared to take the remaining assets of Tango onto its balance sheet in early 2008.

Sipko Schat, a member of the Executive Board of Rabobank, said: "Rabobank plans to take the assets of Tango onto its balance sheet. This will have no material effect on our strong solvency position given the size of the portfolio and the high quality of the assets."

Rabobank has already had initial discussions with income note investors and intends to conduct meetings with all income note investors over the coming weeks, with a view to executing the plan early in 2008.

For more information:
Raymond Salet, Head of the Rabobank Group Press Office: +31 613 748469
Andrew Newsham, Rabobank International London: +44 (0) 7901 670316
Nick Denton, Partner, The Hogarth Partnership: +44 (0) 7770 272083

Rabobank

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1811A
TRANCHE NO: 1

GBP 100,000,000 5.50 per cent. Fixed Rate Notes 2007 due February 5, 2010 (the "Notes")

Issue Price: 100.925 per cent.

CREDIT SUISSE

The date of these Final Terms is 6 December 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1811A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Pounds sterling ("£")
4	Aggregate Nominal Amount:		
	(i)	Series:	£100,000,000
	(ii)	Tranche:	£ 100,000,000
5	Issue Price:		100.925 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		£ 1,000
7	(i)	Issue Date:	10 December 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		5 February 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.50 per cent. Fixed Rate (further particulars specified below)

11	*Redemption/Payment Basis:*	*Redemption at par*
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
(i)	Rate of Interest:	5.50 per cent. per annum payable annually in arrear
(ii)	Interest Payment Date(s):	5 February in each year commencing 5 February 2008 and ending on the Maturity Date. For the avoidance of doubt, there shall be a short first coupon for the period commencing on 10 December 2007 to but excluding 5 February 2008 ("Short First Coupon")
(iii)	Fixed Coupon Amount:	£ 55.00 per £ 1,000 in nominal amount
(iv)	Broken Amount	£ 8.59 per £ 1,000 in nominal amount in respect of the Short First Coupon
(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	£ 1,000 *per* Note of £ 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Note:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of *Euroclear, Clearstream, Luxembourg* or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	1.150 per cent. of the Aggregate Nominal Amount of the Notes.
37		If non-syndicated, name and address of Dealer:	Credit Suisse Paradeplatz 8 CH-8001 Zurich Switzerland
38		Applicable TEFRA exemption:	D Rules

39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.440000, producing a sum of (for Notes not denominated in Euro):	Euro 144,000,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 10 December 2007.
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,780

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Services Regulatory Authority (IFSRA) in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, the Komisja Papierów Wartosciowych I Gield in Poland and Finanstilsynet in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	£ 99,765,000
(iii)	Estimated total expenses:	£ 1,160,000 (comprising Dealers' Commission only)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.563 per cent.
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0330480509
(iii)	Common Code:	033048050
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable

(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

Date: 28 December 2007

RABOBANK STRUCTURED PRODUCTS

Issue of EUR 30,000,000 Index Linked Notes 2008 due 2016
pursuant to the EUR 8,000,000,000 Structured Medium Term Note Programme

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 24 December 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see 'Subscription and Sale' in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a) Series Number:	2307

	(b) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro (**EUR**)
4.	Aggregate Nominal Amount:	
	(a) Tranche:	EUR 30,000,000
	(b) Series:	EUR 30,000,000
5.	Issue Price of Tranche:	100 per cent. of the aggregate nominal amount.
6.	Specified Denomination(s):	EUR 200,000
7.	(a) Issue Date:	2 January 2008
	(b) Interest Commencement Date:	Issue Date
8.	Maturity Date or Redemption Month:	4 January 2016, provided that if, the Scheduled Valuation Date is postponed in accordance with the Terms and Conditions, the Maturity Date shall be such date (being at least five (5) Exchange Business Days after the Valuation Date resulting from such postponement) as the Calculation Agent may determine
9.	Interest Basis:	Index Linked Interest
10.	(a) Redemption/Payment Basis:	Index Linked Redemption
	(b) Protection Amount:	Not Applicable
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put Option/Call Option/Obligatory Redemption:	Obligatory Redemption Applicable
13.	(a) Status of the Notes:	Senior
	(b) Domestic Note: (*if domestic Note, there will be no gross-up for withholding tax*)	No
	(c) Date approval for issuance of Notes obtained:	Not Applicable
14.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15.	Fixed Rate Note Provisions:	Not Applicable

FLOATING RATE NOTE PROVISIONS

16.	Floating Rate Note Provisions:	Not Applicable

ZERO COUPON NOTE PROVISIONS

17.	Zero Coupon Note Provisions:	Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18.	Currency Linked Interest Note Provisions:	Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19.	Commodity Linked Interest Note Provisions:	Not Applicable

INDEX LINKED INTEREST NOTES PROVISIONS

20.	Index Linked Interest Note Provisions:	Applicable
(a)	Index or Indices:	FTSE Eurofirst 80 Index
(b)	Name of Index Sponsor(s):	FTSE International Ltd.
(c)	Description of formula to be used to determine the Rate of Interest:	The Index Linked Interest Amount payable in respect of each Note on each Specified Interest Payment Date will be determined by the Calculation Agent as follows:

(i) If the Reference Level on an Observation Date is equal to or greater than 60.00 per cent. of the Strike Level, the Index Linked Interest Amount for the respective Specified Interest Payment Date will be 10.02 per cent. of the Specified Denomination;

(ii) Otherwise the Index Linked Interest Amount for the respective Specified Interest Payment Date will be zero.

Where:

Initial Fixing Date means, 19 December 2007

		Reference Level, means the official closing level of the Index on the relevant Observation Date **Strike Level,** means the spot level of the Index on the Initial Fixing Date, being 5537.25 points
(d)	Provisions for determining the Rate of Interest where calculation by reference to Index or Indices and/or formula is impossible of impracticable:	Not Applicable
(e)	Specified Period(s)/Specified Interest Payment Date(s):	Specified Interest Payment Date means each of 2 January 2009, 4 January 2010, 3 January 2011, 2 January 2012, 2 January 2013, 2 January 2014, 2 January 2015 and 4 January 2016
(f)	Observation Period(s):	Not Applicable
(g)	Observation Date(s):	19 December 2008, 21 December 2009, 20 December 2010, 19 December 2011, 19 December 2012, 19 December 2013 ,19 December 2014 and 21 December 2015
(h)	Business Day Convention:	Not Applicable
(i)	Additional Financial Centre(s)	Not Applicable
(j)	Minimum Rate of Interest:	Not Applicable
(k)	Maximum Rate of Interest:	Not Applicable
(l)	Day Count Fraction:	Not Applicable
(m)	Valuation Date(s):	Not Applicable
(n)	Valuation Time:	Not Applicable
(o)	Disrupted Day:	Applicable
(p)	Exchange(s):	NYSE Euronext
(q)	Related Exchange(s):	All Exchanges
(r)	Others terms or special conditions:	Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21. Equity Linked Interest Note Provisions: Not Applicable

CREDIT LINKED INTEREST NOTE PROVISIONS

22. Credit Linked Interest Note Provisions: Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23. Fund Linked Interest Note Provisions: Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24. Dual Currency Interest Note Provisions: Not Applicable

PROVISIONS RELATING TO REDEMPTION AND FINAL REDEMPTION AMOUNT

25.	Call Option: (Condition 5(c))		Not Applicable
26.	Put Option: (Condition 5(d))		Not Applicable
27.	Obligatory Redemption: (Condition 5(f))		Applicable
	(a)	Obligatory Redemption Date(s):	Each of 2 January 2009, 4 January 2010, 3 January 2011, 2 January 2012, 2 January 2013, 2 January 2014 and 2 January 2015
	(b)	Obligatory Redemption Amount of each Note and method, if any of calculation of such amount(s):	If on an any Observation Date, in the determination of the Calculation Agent, the Reference Level is equal to or greater than 120.00 per cent. of the Strike Level, the Obligatory Redemption Amount of each Note shall be an amount in EUR equal to 100.00 per cent. of the Specified Denomination Whereby: **Observation Date** means 19 December 2008, 21 December 2009, 20 December 2010, 19 December 2011, 19 December 2012, 19 December 2013 and 19 December 2014 **Reference Level** has the meaning given to it in item 20(c) above **Strike Level** has the meaning given to it in item 20(c) above **Initial Fixing Date** has the meaning given to it in item 20(c) above
28.	Final Redemption Amount		See item 31 below.

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29. Currency Linked Redemption Notes: Not Applicable

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30. Commodity Linked Redemption Notes: Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31. Index Linked Redemption Notes: Applicable

(a)	Whether the Notes relate to a basket of indices or a single index and the identity of the relevant Index/Indices and details of the relevant Index Sponsor(s):	Single Index: FTSE Eurofirst 80 Index Index Sponsor(s): FTSE International Ltd.
(b)	Relevant provisions for determining the Final Redemption Amount:	Provided that the Notes have not been previously redeemed or purchased and cancelled in accordance with the Terms and Conditions applicable to these Notes, on the Maturity Date the Issuer shall redeem each Note at an amount, in EUR, determined by the Calculation Agent as follows: (i) If the Final Level is lower than 50 per cent. of the Strike Level, the Final Redemption Amount will be an amount determined in accordance with the following formula: 100.00 per cent. + min[0.00 per cent.; Final Level – Strike Level/ Strike Level] **OR** (ii) If the Final Level is equal to or greater than 50 per cent. and less than 60 per cent. of the Strike Level, the Final Redemption Amount will be an amount in EUR equal to 100.00 of the Specified Denomination **OR** (iii) If the Final Level is equal to or greater than 60 per cent. of the Strike Level, the Final Redemption Amount will be an amount in EUR equal to 100.00 of the Specified Denomination Whereby: **Final Level** means official closing level of the Index on the Valuation Date **Strike Level** has the meaning given to it in item 20(c) above

(c)	Observation Period(s):	Not Applicable
(d)	Observation Date(s):	Not Applicable
(e)	Valuation Date(s):	21 December 2015
(f)	Valuation Time:	Condition 7(c) applies
(g)	Disrupted Day:	Applicable
(h)	Multiplier for each Index comprising the basket:	Not Applicable
(i)	Index Adjustment Event:	Not Applicable
(j)	Exchange(s):	NYSE Euronext in respect of the FTSE Eurofirst 80 Index
(k)	Related Exchange(s):	All Exchanges
(l)	Other terms or special conditions:	Not Applicable

EQUITY LINKED REDEMPTION NOTES

32. Equity Linked Redemption Notes: Not Applicable

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33. Credit Linked Redemption Notes: Not Applicable

FUND LINKED REDEMPTION NOTE PROVISIONS

34. Fund Linked Redemption Notes: Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35. Dual Currency Linked Redemption Notes: Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36. Partly Paid Notes: Not Applicable

37. Instalment Notes: Not Applicable

(a)	Instalment Date(s):	Not Applicable
(b)	Instalment Amount(s):	Not Applicable

38. Early Redemption Amount: As defined in the Conditions

39.	Adjustment for Early Redemption Unwind Costs:	Applicable: Standard Early Redemption Unwind Costs

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	TARGET
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
43.	Other final terms:	Not Applicable
44.	Further Issues provision:	Not Applicable

DISTRIBUTION

45.

(a)	If syndicated, names and addresses of Dealers and underwriting commitments:	Not Applicable
(b)	Date of Subscription Agreement:	Not Applicable
(c)	Stabilising Manager(s) (if any):	Not Applicable
(d)	If non-syndicated, name and address of relevant Dealer:	CALYON 9 quai du Président Paul Doumer 92920 Paris La Défense Cedex France
(e)	Total commission and concession:	Not Applicable
(f)	U.S. Selling Restrictions:	TEFRA D

46.	Additional selling restrictions:	Not Applicable
47.	Additional United States Tax Considerations:	Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on Luxembourg Stock Exchange of Notes described herein pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms and to the best knowledge and belief of the Issuer the information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information. Information on Index (the **Reference Information**) has been extracted from Bloomberg and other publicly available information. The Issuer confirms the Reference Information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg and/or in other publicly available information, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

(i)	Listing and Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date
(ii)	Estimate of total expenses related to admission to trading:	EUR 2,920

2. RATINGS

Ratings:	Not Applicable

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

4. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(a)	Reasons for the offer (other than general corporate purposes):	Not Applicable
(b)	Estimated net proceeds:	EUR 30,000,000
(c)	Estimated total expenses:	Not Applicable

5. YIELD

Indication of yield:	Not Applicable

6. PERFORMANCE OF INDEX, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE INDEX

1. Index Description (Source: Bloomberg)

Euronext has teamed up with FTSE to launch the new generation of european tradable indices. The FSTE Eurofirst 80 and the FTSE Eurofirst 100 are completely new indices, offering through their superior design, better tradability,. lower replication costs, enhanced performance, improved liquidity and better sector representation. Base value of 3000 as of December 31, 2002.

2. Index Components

Ticker	Name	% Weight in the Index	Shares in the Index	Last Price
FTEF80				
AC FP Equity	Accor SA	0,436	228,857	54
AGN NA Equity	Aegon NV	0,685	1622,927	11,95
AI FP Equity	Air Liquide	0,863	242,588	100,8
AKZA NA Equity	Akzo Nobel NV	0,542	285,906	53,7
ALU FP Equity	Alcatel-Lucent	0,406	2230,643	5,16
ALV GY Equity	Allianz SE	2,327	450,15	146,43
ALO FP Equity	Alstom	0,72	139,286	146,5
ALT SQ Equity	Altadis SA	0,449	256,121	49,71
MTP FP Equity	ArcelorMittal	1,985	1086,62	51,74
G IM Equity	Assicurazioni Generali SpA	1,522	1402,811	30,74
CS FP Equity	AXA SA	1,985	2085,863	26,95
BBVA SQ Equity	Banco Bilbao Vizcaya Argentaria SA	2,208	3743,251	16,71
POP SQ Equity	Banco Popular Espanol SA	0,499	1215,433	11,62
SAN SQ Equity	Banco Santander SA	3,263	6279,781	14,72
BAS GY Equity	BASF AG	1,765	494,705	101,08
BAY GY Equity	Bayer AG	1,675	764,342	62,08
BMW GY Equity	Bayerische Motoren Werke AG	0,452	300,998	42,52
BNP FP Equity	BNP Paribas	2,361	905,26	73,89
EN FP Equity	Bouygues	0,514	256,549	56,7
CA FP Equity	Carrefour SA	1,33	703,933	53,53
SGO FP Equity	Cie de Saint-Gobain	0,858	373,932	65,03
CBK GY Equity	Commerzbank AG	0,603	656,813	25,99
ACA FP Equity	Credit Agricole SA	0,535	658,822	23,01
DAI GY Equity	Daimler AG	2,399	1029,37	66,02
DBK GY Equity	Deutsche Bank AG	1,637	527,707	87,87
DB1 GY Equity	Deutsche Boerse AG	0,924	200	130,85
DPW GY Equity	Deutsche Post AG	0,745	902,574	23,37
DTE GY Equity	Deutsche Telekom AG	1,733	3270,882	15,01
EOA GY Equity	E.ON AG	3,339	659,154	143,5
EDF FP Equity	Electricite de France	0,736	256,536	81,25
ENEL IM Equity	Enel SpA	1,313	4611,694	8,06
ENI IM Equity	ENI SpA	2,422	2778,417	24,69
FORA NA Equity	Fortis	0,691	1077,971	18,16
FORB BB Equity	Fortis	0,691	1077,971	18,17
FTE FP Equity	France Telecom SA	1,708	1950,352	24,8
BN FP Equity	Groupe Danone	1,129	512,851	62,35
IBE SQ Equity	Iberdrola SA	1,849	4993,742	10,49
INGA NA Equity	ING Groep NV	2,073	2204,7	26,63
ISP IM Equity	Intesa Sanpaolo SpA	1,677	8886,838	5,34
KBC BB Equity	KBC Groep NV	0,603	177,494	96,27
PHIA NA Equity	Koninklijke Philips Electronics NV	1,218	1142,827	30,2
OR FP Equity	L'Oreal SA	1,072	308,976	98,26
LG FP Equity	Lafarge SA	0,773	173,282	126,35
MMB FP Equity	Lagardere SCA	0,251	134,13	52,92
LIN GY Equity	Linde AG	0,391	122,667	90,35
MC FP Equity	LVMH Moet Hennessy Louis Vuitton SA	1,068	367,388	82,38
MS IM Equity	Mediaset SpA	0,215	885,921	6,86
MEO GY Equity	Metro AG	0,329	162,041	57,57
MUV2 GY Equity	Muenchener Rueckversicherungs AG	1,008	217,889	131,04
NOK1V FH Equity		Nokia OYJ	3,738	3921,09927
RI FP Equity	Pernod-Ricard SA	0,62	109,296	160,8
UG FP Equity	Peugeot SA	0,318	171,846	52,44

PTC PL Equity	Portugal Telecom SGPS SA	0,363	1128,856	9,1
PP FP Equity	PPR	0,372	96,29	109,5
REN NA Equity	Reed Elsevier NV	0,365	759,664	13,6
RNO FP Equity	Renault SA	0,714	206,544	97,92
REP SQ Equity	Repsol YPF SA	1,029	1220,509	23,88
KPN NA Equity	Royal KPN NV	0,854	1928,551	12,55
RWE GY Equity	RWE AG	1,308	392,554	94,35
SAN FP Equity	Sanofi-Aventis SA	2,32	1014,97	64,75
SAP GY Equity	SAP AG	1,177	934,553	35,68
SU FP Equity	Schneider Electric SA	0,781	245,161	90,23
SIE GY Equity	Siemens AG	3,51	914,203	108,75
GLE FP Equity	Societe Generale	1,623	466,265	98,59
STM FP Equity	STMicroelectronics NV	0,238	682,54	9,87
STERV FH Equity	Stora Enso Oyj	0,218	611,433	10,1
SZE FP Equity	Suez SA	2,147	1296,692	46,91
TITR IM Equity	Telecom Italia SpA	0,34	6026,121	1,6
TIT IM Equity	Telecom Italia SpA	0,993	13369,041	2,1
TEF SQ Equity	Telefonica SA	3,798	4773,496	22,54
TNT NA Equity	TNT NV	0,392	391,82	28,35
FP FP Equity	Total SA	4,712	2391,889	55,8
UC IM Equity	UniCredito Italiano SpA	1,975	9949,025	5,62
UNA NA Equity	Unilever NV	1,438	1596,99	25,5
UPM1V FH Equity		UPM-Kymmene Oyj	0,255	528,969
	13,65			
VIE FP Equity	Veolia Environnement	1,04	467,469	63,03
DG FP Equity	Vinci SA	0,859	482,55	50,45
VIV FP Equity	Vivendi	1,306	1163,693	31,78
VOW GY Equity	Volkswagen AG	1,217	216,305	159,41

3. DISCLAIMER

"FTSE®" is a registered trade mark of the London Stock Exchange plc and The Financial Times Limited and is used by FTSE International Limited ("FTSE") under licence. "Euronext" is one of the trademarks of Euronext N.V. "Eurofirst" is a jointly owned trade mark of FTSE and Euronext N.V. The FTSEurofirst Indices are calculated by FTSE in conjunction with Euronext N.V. and in accordance with a standard set of ground rules. All rights in and to the FTSEurofirst Indices data vest in FTSE and Euronext N.V. jointly. No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without prior written permission of FTSE and Euronext N.V. Every effort is made to ensure that all information given in this publication is accurate, but neither FTSE nor Euronext N.V. warrants that the FTSEurofirst Indices will be free from error oromission and neither of them accept any liability in connection with the use of the FTSEurofirst Indices for trading or otherwise. © February 2004

The Issuer does not intend to provide post-issuance information.

7. PERFORMANCE OF [RATE(S) OF EXCHANGE/FORMULA/CURRENCIES], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING [THE [RATE(S) OF EXCHANGE/FORMULA/CURRENCIES]]

Not Applicable

8. **PERFORMANCE OF [THE COMMODITY], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING [THE COMMODITY]]**

Not Applicable

9. **PERFORMANCE OF RATE(S) OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

10. **PERFORMANCE OF [UNDERLYING EQUITY / BASKET OF UNDERLYING EQUITIES / REFERENCE FUND / BASKET OF REFERENCE FUNDS], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING EQUITY / BASKET OF UNDERLYING EQUITIES / REFERENCE FUND / BASKET OF REFERENCE FUNDS** *(Equity Linked Notes and Fund Linked Notes only)*

Not Applicable

11. **INFORMATION IN RELATION TO THE REFERENCE ENTITY, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING THE REFERENCE ENTITY]** *(Credit Linked Notes only)*

Not Applicable

12. **OPERATIONAL INFORMATION**

(a)	ISIN:	XS0338369969
(b)	Common Code:	33836996
(c)	Fondscode:	Not Applicable
(d)	The Depository Trust Company:	Not Applicable
(e)	Any clearing system(s) other than DTC, Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification number(s):	Not Applicable
(f)	Delivery:	Delivery against payment
(g)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable
(h)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank	Not Applicable

END

International)):

END